Exhibit (a)(5)(E)

Sila Realty Trust, Inc. amends its Offer to Purchase to clarify disclosures regarding ownership limitations

July 15, 2024

TAMPA, Fla. – (BUSINESS WIRE) – Sila Realty Trust, Inc. (NYSE: SILA) (“Sila” or the “Company”), in connection with a modified “Dutch auction” tender offer (the “Offer”), previously filed with the Securities and Exchange Commission an Offer to Purchase (the “Offer to Purchase”) on June 13, 2024 (which was subsequently amended on June 13, 2024 and July 3, 2024). Today, July 15, 2024, Sila further amended the Offer to Purchase to delete disclosures relating to the risk that the constructive and beneficial ownership limitations in the Company’s charter could impact stockholders. As explained further below, given the lack of concentrated ownership of any stockholder, it is mathematically impossible for the beneficial or constructive ownership limitations in the Company’s charter to apply to any stockholder as a result of the Offer (assuming (a) the Company’s stockholders have complied with applicable securities laws and rules regarding beneficial ownership reporting and (b) the beneficial ownership determination for securities purposes and the beneficial or constructive ownership determination for purposes of the Company’s charter and applicable tax provisions yield substantially identical results for the purposes of the Company, as it fully and reasonably believes).

Under Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, along with Regulation 13D-G, an investor who beneficially owns more than 5.0% of a covered class of equity securities of the Company is required to publicly file either a Schedule 13D or Schedule 13G, as applicable. According to EDGAR filings, no stockholder has filed either a Schedule 13D or Schedule 13G reporting ownership of over 5.0% of the Company’s common stock. Thus, assuming stockholders have complied with the required filings relating to beneficial ownership, no stockholder owns more than 5.0% of the outstanding common stock of the Company. Assuming that the Offer results in the most shares of common stock being bought at the lowest purchase price of $22.60, a hypothetical stockholder owning 5.0% of the shares of common stock before the Offer, and who did not tender any shares in the Offer or purchase any shares during such time period, would hold merely 5.2% of shares of common stock after the Offer.

As a result, assuming stockholders have complied with the required filings relating to beneficial ownership of the Company’s common stock, there is no mathematical possibility that any stockholder would exceed the 9.8% beneficial or constructive ownership limitations set forth in the Company’s charter as a result of the Offer.

Important Notice
This press release is provided for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of the Company. The full details of the modified “Dutch Auction” tender offer, including complete instructions on how to tender shares, are included in the offer to purchase, the letter of transmittal and other related materials, which were filed with the SEC on June 13, 2024 and subsequently amended on June 13, 2024, June 20, 2024, July 3, 2024 and July 15, 2024. Stockholders are urged to read carefully the offer to purchase, the letter of transmittal and other related materials, including the terms and conditions of the Offer. The offer to purchase, the letter of transmittal and other related materials were sent to stockholders and copies of these documents, including any subsequent amendments to these documents, are available for free at the SEC’s website at www.sec.gov. Each stockholder should consult with its tax advisor, broker, dealer, commercial bank, trust company, custodian or other nominee to evaluate the consequences of tendering or selling shares in the Offer.

About Sila Realty Trust, Inc.
Sila Realty Trust, Inc. is a net lease real estate investment trust headquartered in Tampa, Florida, with a strategic focus on investing in the significant, growing, and resilient healthcare sector of the U.S. economy. The Company invests in high quality healthcare facilities along the continuum of care, which, we believe, generate predictable, durable, and growing income streams. Our portfolio comprises high-quality tenants in geographically diverse facilities which are positioned to capitalize on the dynamic delivery of healthcare to patients. As of March 31, 2024, the Company owned 136 real estate properties and two undeveloped land parcels located in 64 markets across the U.S.
Investor Contact:
Miles Callahan, Senior Vice President of Capital Markets and Investor Relations
833-404-4107
IR@silarealtytrust.com
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